UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         THE BROOKLYN UNION GAS COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   COMMON STOCK, PAR VALUE $0.33 1/3 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    114259104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               LEONARD P. NOVELLO,
                                 GENERAL COUNSEL
                          LONG ISLAND LIGHTING COMPANY
                            175 EAST OLD COUNTRY ROAD
                           HICKSVILLE, NEW YORK 11801
                                 (516) 545-5162
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                     Copy to
                            THOMAS E. CONSTANCE, ESQ.
                        KRAMER, LEVIN, NAFTALIS & FRANKEL
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 715-9100


                                DECEMBER 29, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



                               Page 1 of 12 Pages

CUSIP NO.    114259104                                        Page 2 of 12 Pages

                                  SCHEDULE 13D

1.       NAME OF REPORTING PERSON
         SS OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

         Long Island Lighting Company
         11-1019782

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]

                                                              (b)  [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

                    7.       SOLE VOTING POWER
NUMBER OF                    0
SHARES
BENEFICIALLY        8.       SHARES VOTING POWER
OWNED BY                     0
EACH
REPORTING           9.       SOLE DISPOSITIVE POWER
PERSON                       0
WITH
                    10.      SHARES DISPOSITIVE POWER
                             0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,948,682 shares of Common Stock.

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%. Based upon 49,993,378 shares of Common Stock outstanding as of December 18, 1996, as represented by Issuer, calculated pursuant to Rule 13d-3(d)(1) and assuming, solely for purposes of such calculation, that the option to purchase such shares has been exercised.

14.      TYPE OF REPORTING PERSON
         CO

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, par value $0.33 1/3 per share ("BUG Common Stock"), of The Brooklyn Union Gas Company, a New York corporation ("BUG"). The principal executive offices of BUG are located at One Metrotech Center, Brooklyn, New York 11201-3850.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is filed by Long Island Lighting Company, a New York corporation ("LILCO"). LILCO supplies electric and gas service in Nassau and Suffolk Counties and to the Rockaway Peninsula in Queens County, all on Long
Island, New York. LILCO's principal executive offices are located at 175 East Old Country Road, Hicksville, New York 11801.

         Each executive officer and each director of LILCO is a citizen of the United States. The name, business address and present principal occupation of each executive officer and director are set forth in Annex I to this Schedule 13D which is incorporated herein by this reference.

         During the last five years, to the best of LILCO's knowledge, neither LILCO nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which LILCO or such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to a stock option agreement, dated as of December 29, 1996, between Brooklyn Union and LILCO (the "BUG Stock Option Agreement"), BUG granted LILCO an irrevocable option (the "BUG Option") to purchase from BUG, under certain circumstances and subject to certain adjustments, up to 9,948,682 authorized and unissued shares of BUG Common Stock, at a price per share of $30.0375 (the "Purchase Price"), payable, at LILCO's option, (a) in cash or (b) subject to BUG's having obtained the approvals of any governmental authority required for BUG to acquire such shares of LILCO Common Stock (as defined below) from BUG, in shares of Common Stock, par value 85 per share, of LILCO ("LILCO Common Stock").

         As of the date hereof, the BUG Option is not exercisable. The shares of BUG Common Stock subject to the BUG Option would equal 19.9% of the outstanding BUG Common Stock before giving effect to the exercise of the BUG Option and 16.6%


                               Page 3 of 12 Pages
of the outstanding BUG Common Stock after giving effect to the exercise of the BUG Option. Under certain circumstances, LILCO may require BUG to, or BUG may be permitted to, repurchase for cash the BUG Option and any shares of BUG Common Stock acquired pursuant to the exercise of the BUG Option.

         The BUG Option was granted by BUG as a condition of and in consideration for LILCO entering into the Agreement and Plan of Exchange, by and among NYECO CORP., a New York corporation ("NYECO" or, from and after the consummation of the Binding Share Exchanges (as defined below), the "Company"), BUG and LILCO, dated as of December 29, 1996 (the "Exchange Agreement"), and the LILCO Stock Option Agreement, by and between BUG and LILCO, dated as of December 29, 1996 (the "LILCO Stock Option Agreement"), each as described below.

         The exercise of the BUG Option for the full number of shares currently covered thereby would require aggregate funds of $298,833,535. It is anticipated that, should the BUG Option become exercisable and should LILCO determine to exercise the BUG Option for cash, LILCO would obtain the funds from working capital or by borrowing from parties whose identity is not yet known.

         A copy of the BUG Stock Option Agreement is included as Exhibit 2.3 to this Schedule 13D and is incorporated herein by this reference. The foregoing description of the BUG Stock Option Agreement is qualified in its entirety by reference to such exhibit.

ITEM 4.  PURPOSE OF TRANSACTION.

         In connection with the execution of the BUG Stock Option Agreement, BUG, LILCO and NYECO entered into the Exchange Agreement, pursuant to which, among other matters and subject to the terms and conditions set forth in the Exchange Agreement, each outstanding share of LILCO Common Stock will be exchanged for .803 (the "Ratio") of a newly issued share of Common Stock, par value $0.01 per share, of NYECO (the "NYECO Common Stock") and each outstanding share of BUG Common Stock will be exchanged for one newly issued share of NYECO Common Stock (collectively, the "Binding Share Exchanges"). Also in connection with the execution of the BUG Stock Option Agreement, BUG and LILCO entered into the LILCO Stock Option Agreement, pursuant to which LILCO granted BUG an irrevocable option (the "LILCO Option") to purchase from LILCO, under certain circumstances and subject to certain adjustments, up to 23,981,964 authorized and unissued shares of LILCO Common Stock, at a price per share of $19.725, payable, at BUG's option, (a) in cash or (b) subject to BUG's having obtained the approvals of any governmental authority required for BUG to acquire such shares of LILCO Common Stock from LILCO, in shares of LILCO Common Stock. The LILCO Option was granted by LILCO as a condition of and in consideration for


                               Page 4 of 12 Pages

BUG entering into the Exchange Agreement and the BUG Stock Option Agreement.

         Consummation of the Binding Share Exchanges is subject to certain conditions, including among other things: (i) receipt of the approval of the Exchange Agreement by the holders of two-thirds of the outstanding shares of LILCO Common Stock and by two-thirds of the outstanding shares of BUG Common Stock; (ii) registration of the shares of NYECO Common Stock to be issued in the Binding Share Exchanges under the Securities Act of 1933, as amended; (iii) approval for listing of the shares of NYECO Common Stock to be issued in the Binding Share Exchanges on the New York Stock Exchange (the "NYSE") upon official notice of issuance; (iv) receipt of required approvals by governmental authorities, which approvals shall have become final and shall not impose terms or conditions which, in the aggregate, would have, or insofar as reasonably can be foreseen, could have, a material adverse effect on the business, assets, financial condition or results of operations of the Company and its prospective subsidiaries taken as a whole or which would be materially inconsistent with the agreements of the parties contained in the Exchange Agreement; (v) receipt by each of BUG and LILCO of a letter from their respective independent public accountants confirming that the transactions effected pursuant to the Exchange Agreement will qualify as a pooling of interests transaction under generally accepted accounting principles and applicable regulations promulgated by the Securities and Exchange Commission; and (vi) satisfaction of certain other conditions. Pursuant to the Exchange Agreement, upon consummation of the Binding Share Exchanges, (a) the number of directors comprising the full Board of Directors of the Company will be 15 persons, six of whom will be designated by BUG, six of whom will be designated by LILCO and three of whom will be designated by a committee consisting of two current BUG directors and two current LILCO directors and (b) Dr. William J. Catacosinos will be the Chairman of the Board of Directors, Chairman of the Executive Committee and Chief Executive Officer of the Company, and Mr. Robert B. Catell will be President and Chief Operating Officer of the Company. Upon consummation of the Binding Share Exchanges, each of the LILCO Common Stock and the BUG Common Stock will be delisted from the NYSE. Pursuant to the Exchange Agreement, at the first anniversary of the effective time of the Binding Share Exchanges, Dr. Catacosinos will cease to be the Chief Executive Officer, will continue to be Chairman of the Board and Chairman of the Executive Committee and will become a consultant of the Company, and Mr. Catell will succeed Dr. Catacosinos as Chief Executive Officer of the Company.

         A copy of the  Exchange  Agreement  is  included as Exhibit 2.1 to this
Schedule 13D and is incorporated herein by this reference. The foregoing description of the Exchange Agreement is qualified in its entirety by reference to such exhibit.


                               Page 5 of 12 Pages

         A copy of the LILCO Stock Option Agreement is included as Exhibit 2.2 to this Schedule 13D and is incorporated herein by this reference. The foregoing description of the LILCO Stock Option Agreement is qualified in its entirety by reference to such exhibit.

         BUG and LILCO contemplate that discussions will continue with the Long Island Power Authority ("LIPA") to arrive at an agreement, mutually acceptable to each of BUG and LILCO, pursuant to which LIPA would acquire certain assets or securities of LILCO, the consideration for which would inure to the benefit of the Company. In such event, the Ratio will automatically be revised to, and become, .880.

         BUG and LILCO will continue their respective current dividend policies until the closing of the Binding Share Exchanges. It is expected that the Company's dividend policy will be determined prior to closing.

         Except as set forth herein, LILCO does not have any current plans or proposals that relate to or would result in (i) the acquisition by any person of additional shares of BUG Common Stock or the disposition of shares of BUG Common Stock; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving BUG or any of its subsidiaries; (iii) a sale or transfer of any material amount of assets of BUG or any of its subsidiaries; (iv) any change in the present board of directors or management of BUG, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (v) any material change in the present capitalization or dividend policy of BUG; (vi) any other material change in BUG's business or corporate structure; (vii) any change in BUG's Certificate of Incorporation or Bylaws, or instruments corresponding thereto, or other actions that may impede the acquisition of control of BUG by any person; (viii) causing a class of securities of BUG to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of BUG becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

         Although the BUG Option does not allow LILCO to purchase any shares of BUG Common Stock pursuant thereto unless and until the conditions to exercise specified in the BUG Stock Option Agreement occur, assuming for purposes of this
Item 5 that such conditions are satisfied and LILCO is entitled to purchase shares of BUG Common Stock pursuant to the BUG Option, LILCO would currently be entitled to purchase 9,948,682 shares of BUG Common Stock, or approximately 19.9% of the currently outstanding


                               Page 6 of 12 Pages

BUG Common Stock before giving effect to the exercise of the BUG Option and 16.6% of the currently outstanding BUG Common Stock after giving effect to the exercise of the BUG Option (based upon 49,993,378 shares of BUG Common Stock outstanding as of December 18, 1996, as represented by BUG in the Exchange Agreement).

         LILCO does not have the right to acquire any shares of BUG Common Stock under the BUG Option unless certain events specified in the BUG Stock Option Agreement occur. Accordingly, LILCO does not have sole or shared voting or dispositive power with respect to any shares of BUG Common Stock purchasable under the BUG Option, and LILCO disclaims beneficial ownership of BUG Common Stock subject to the BUG Option until such events occur. Assuming for purposes of this Item 5 that events occurred that would enable LILCO to exercise the BUG Option and LILCO exercised the BUG Option, LILCO would have sole voting power and sole dispositive power with respect to the shares of BUG Common Stock acquired pursuant to the BUG Option.

         The foregoing description of certain terms of the BUG Stock Option Agreement is qualified in its entirety by reference to the BUG Stock Option Agreement which is filed as Exhibit 2.3 hereto and which is incorporated herein by this reference.

         To the best of LILCO's knowledge, no executive officer or director of LILCO beneficially owns any shares of BUG Common Stock, nor (except for the issuance of the BUG Option) have any transactions in BUG Common Stock been effected during the past 60 days by BUG or, to the best knowledge of BUG, by any executive officer or director of LILCO. In addition, no other person is known by LILCO to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this
Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following exhibits are filed as part of this Schedule 13D:

Exhibit 2.1 --       Exchange Agreement filed as Exhibit 2 to the
                     Current Report on Form 8-K of LILCO dated
                     December 29, 1996, is hereby
                     incorporated by reference

Exhibit 2.2 --       LILCO Stock Option Agreement

Exhibit 2.3 --       BUG Stock Option Agreement


                               Page 7 of 12 Pages

                                                                         ANNEX I

                        DIRECTORS AND EXECUTIVE OFFICERS

         Set forth below are the name and present principal occupation of each director and executive officer of Long Island Lighting Company as of December 29, 1996. The business address of each such director and executive officer is c/o Long Island Lighting Company, 175 East Old Country Road, Hicksville, New York 11801.

NAME                                    PRINCIPAL OCCUPATION

DIRECTORS
OF LILCO:

A. James Barnes                        Dean, Indiana
                                       University School of Public
                                       and Environmental Affairs

George Bugliarello                     Chancellor, Polytechnic
                                       University

Renso L. Caporali                      Senior Vice President of
                                       Government and Commercial
                                       Marketing, Raytheon Company

Dr. William J. Catacosinos             Chairman and Chief Executive
                                       Officer, Long Island Lighting
                                       Company

Peter O. Crisp                         President, Venrock, Inc.

James T. Flynn                         President and Chief Operating
                                       Officer, Long Island Lighting
                                       Company

Vicki L. Fuller                        Senior Vice President, Alliance
                                       Capital Management Corporation

Katherine O. Ortega                    Former Treasurer of the United
                                       States

Basil A. Paterson                      Partner, law firm of Meyer,
                                       Suozzi, English and Klein, P.C.

Richard L. Schmalensee                 Director, Massachusetts
                                       Institute of Technology Center
                                       for Energy and Environmental
                                       Policy Research


                               Page 8 of 12 Pages

George J. Sideris                      Retired Senior Vice President,
                                       Long Island Lighting Company


John H. Talmage                        Partner, H.R. Talmage & Son Farm


EXECUTIVE OFFICERS
OF LILCO
(WHO ARE NOT DIRECTORS):


Theodore A. Babcock                    Vice President and Treasurer,
                                       Assistant Corporate Secretary

Charles A. Daverio                     Vice President, Energy Exchange
                                       Corp.


Joseph E. Fontana                      Vice President and Controller

Robert X. Kelleher                     Vice President, Human Resources

John D. Leonard, Jr.                   Vice President, Engineering &
                                       Construction

Adam M. Madsen                         Vice President, Corporate
                                       Planning

Kathleen A. Marion                     Vice President, Corporate
                                       Securities and Corporate
                                       Secretary

Brian R. McCaffrey                     Vice President, Administration

Joseph W. McDonnell                    Senior Vice President, Electric
                                       & Gas Marketing and External
                                       Affairs

Leonard P. Novello                     Senior Vice President and
                                       General Counsel

Anthony Nozzolillo                     Senior Vice President, Finance
                                       and Chief Financial Officer

Richard Reichler                       Vice President, Tax and Benefit
                                       Compliance and Deputy General
                                       Counsel

William G. Schiffmacher                Senior Vice President, Customer
                                       Relations and Information
                                       Systems

Werner J. Schweiger                    Vice President, Electric
                                       Operations


                               Page 9 of 12 Pages

Richard M. Siegel                      Vice President, Information
                                       Systems and Technology


Robert B. Steger                       Senior Vice President, Gas
                                       Operations


William E. Steiger, Jr.                Vice President, Fossil
                                       Production

Edward J. Youngling                    Senior Vice President, Electric
                                       Business Unit


                               Page 10 of 12 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               LONG ISLAND LIGHTING COMPANY



                                By: /s/ Anthony Nozzolillo
                                   -----------------------
                                     Name:  Anthony Nozzolillo
                                     Title: Senior Vice President, Finance
                                             and Chief Financial Officer

Dated:  January 9, 1997


                               Page 11 of 12 Pages

                                  EXHIBIT INDEX


EXHIBIT           DESCRIPTION

2.1 Agreement and Plan of Exchange, dated as of December 29, 1996, among NYECO Corp., The Brooklyn Union Gas Company and Long Island Lighting Company, filed as
                  Exhibit 2.1 to the Current Report on Form 8-K of Long Island Lighting Company dated December 29, 1996, is incorporated herein by reference.

2.2 LILCO Stock Option Agreement, dated as of December 29, 1996, between The Brooklyn Union Gas Company and Long Island Lighting Company.

2.3 BUG Stock Option Agreement, dated as of December 29, 1996, between The Brooklyn Union Gas Company and Long Island Lighting Company.


                               Page 12 of 12 Pages